NO ACT

PE
1-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





March 11, 2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Received SEC
MAR 11 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-10

Re: International Paper Company
Incoming letter dated January 20, 2010

Dear Mr. Mueller:

This is in response to your letter dated January 20, 2010 concerning the shareholder proposal submitted to International Paper by William Steiner. We also have received a letter on the proponent's behalf dated February 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 20, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareowners' meeting include a proposal sponsored by International Paper to amend International Paper's bylaws to permit holders of 20% of International Paper's outstanding common stock to call a special shareowner meeting. You indicate that the proposal and the proposed amendment sponsored by International Paper directly conflict, and that inclusion of both proposals in International Paper's proxy materials would present alternative and conflicting decisions for International Paper's shareowners and would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
International Paper Company (IP)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 20, 2010 request to block this rule 14a-8 proposal.

The company has no need to have a shareholder vote because only a bylaw change is needed to adopt the proposed begrudging 20%-threshold (in place of 10%) for shareholders to call a special meeting. The company proposal is twice as demanding as the shareholder proposal. It might be called a one-half an implementation.

And having an unnecessary vote to adopt a one-half of an implementation version of this 10%-threshold proposal will deceive shareholders because, when shareholders are given the opportunity to vote, they naturally expect that this enhances their rights as shareholders. But shareholders will not be informed that their voting unnecessarily on 20%-threshold is costing them the right to vote on a 10%-threshold. Shareholder have a right to know that the unnecessary vote on a 20%-threshold is a kangaroo-vote to deprive them of the opportunity to vote on a 10%- threshold.

In contrast to the company's begrudging 20%, this proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management

proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

Additionally the company is setting the stage to repeat this easy coup d'état in 2011. If the company receives concurrence in 2010, then in 2011 it can respond to this identical proposal by scheduling another unnecessary vote for a 19%-threshold or even a 25%-threshold – compared to the 10% shareholders to call a special meeting approved by more than 60% of shareholders at CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Joseph R. Saab <joseph.saab@ipaper.com>

[IP: Rule 14a-8 Proposal, November 5, 2009, December 10, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won 55%-support at Time Warner (TWX) in 2009 even after TWX adopted a 25%-threshold for shareowners to call a special meeting. Currently our company has a 40%-threshold to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2008 and 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $38 million for John Faraci in 2008. This was contrasted to plant closings, layoffs and a smaller dividend for others less fortunate. The use of a single metric to determine certain executive incentive pay was not as effective as multiple metrics. Executives were repeatedly rewarded for meeting the same targets, known as "double-dipping." This was an inefficient use of company resources.

Our directors still had a $1 million gift donation program – independence concern. Seven directors received our withheld votes of 25% to 38%: Alberto Weisser, Steven Whisler, John Turner, John Townsend, John Faraci, Samir Gibara and William Walter. These dismal percentages pointed to shareholder discontent which may warrant additional examination.

Our directors also served on six boards rated "D" by The Corporate Library: Steven Whisler, Burlington Northern (BNI); John Turner, Peabody Energy (BTU); John Faraci, United Technologies (UTX); Samir Gibara, W&T Offshore (WTI); Stacey Mobley, Wilmington Trust (WL) and William Walter, FMC Corporation (FMC).

We had no shareholder right to cumulative voting, to act by written consent, an independent chairman or a lead director.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 20, 2010

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
Shareowner Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting of Shareowners.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2010 Annual Meeting Of Shareowners.

The Company's Bylaws currently grant shareowners holding not less than 40 percent of the Company's outstanding common stock the right to call a special meeting. In light of evolving views and practice regarding special meeting provisions, the Company intends to submit a proposal at its 2010 Annual Meeting of Shareowners asking the Company's shareowners to approve an amendment to the Company's Bylaws permitting holders of 20% of the Company's outstanding common stock to call a special shareowner meeting (the "Company Proposal"). Because the provision in the Company's Bylaws that currently addresses shareowners' ability to call a special meeting was previously approved by a majority vote of shareowners, as a matter of corporate governance, the Company has determined that the

Company's proposal to lower the existing standard should be subject to further shareowner review and approval.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareowner proposal and a company proposal present alternative and conflicting decisions for shareowners, the shareowner proposal may be excluded under Rule 14a-8(i)(9). *See Honeywell International Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 20% of outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *Medco Health Solutions, Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 40% of outstanding common stock to call such meetings through an amendment to the company's charter); *Safeway Inc.* (avail. Jan. 4, 2010) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through amendment to the company's governing documents); *Baker Hughes Inc.* (avail. Dec. 18, 2009) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through an amendment to the company's charter); *Becton, Dickinson & Co.* (avail. Nov. 12, 2009, *recon. denied* Dec. 22, 2009) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (avail. May 29, 2009) (same); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *EMC Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings).

The Staff previously has permitted exclusion of shareowner proposals under circumstances almost identical to the instant case. For example, in *Becton, Dickinson & Company* (avail. Nov. 12, 2009, *recon. denied* Dec. 22, 2009), the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require that shareowners own 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results."

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's shareowners and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareowner meeting, there is potential for conflicting outcomes if the Company's shareowners consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department at (901) 419-4331.

Sincerely,

Ronald O. Mueller /SMR

Ronald O. Mueller

ROM/jag
Enclosures

cc: Joseph R. Saab, International Paper Company
John Chevedden
William Steiner

100785156_5.DOC

<u>Exhibit A</u>

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. John Faraci
Chairman
International Paper Company (IP)
6400 Poplar Ave.
Memphis TN 38197

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Maura A Smith <Maura.AbelnSmith@ipaper.com>
Corporate Secretary
PH: 901-419-7000
Fax: 901-419-4539
Fax: (901) 214-1234
Joseph R. Saab <joseph.saab@ipaper.com>
Senior Counsel - Compliance & Governance
Tel.: (901) 419-4331
Fax.: (901) 214-1234

[IP: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2008 and 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay including $38 million for John Faraci in 2008. This was contrasted to plant closings, reductions in workforce and a reduced dividend for others less fortunate. The use of a single metric to determine certain executive incentive pay was not as effective as using multiple metrics. Executives were rewarded repeatedly for achieving the same targets, known as "double-dipping." and this was not an efficient use of company resources.

Our directors still had a $1 million gift donation program – independence concern. Seven directors received our withheld votes of 25% to 38%: Alberto Weisser, Steven Whisler, John Turner, John Townsend, John Faraci, Samir Gibara and William Walter. These negative percentages pointed to shareholder discontent which may warrant additional examination.

Our directors also served on six boards rated "D" by The Corporate Library: Steven Whisler, Burlington Northern (BNI); John Turner, Peabody Energy (BTU); John Faraci, United Technologies (UTX); Samir Gibara, W&T Offshore (WTI); Stacey Mobley, Wilmington Trust (WL) and William Walter, FMC Corporation (FMC).

We had no shareholder right to cumulative voting, to act by written consent, an independent chairman or a lead director.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. John Faraci
Chairman
International Paper Company (IP)
6400 Poplar Ave.
Memphis TN 38197

DECEMBER 10, 2009 UPDATE

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Maura A Smith <Maura.AbelnSmith@ipaper.com>
Corporate Secretary
PH: 901-419-7000
Fax: 901-419-4539
Fax: (901) 214-1234
Joseph R. Saab <joseph.saab@ipaper.com>
Senior Counsel - Compliance & Governance
Tel.: (901) 419-4331
Fax.: (901) 214-1234

[IP: Rule 14a-8 Proposal, November 5, 2009, December 10, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won 55%-support at Time Warner (TWX) in 2009 even after TWX adopted a 25%-threshold for shareowners to call a special meeting. Currently our company has a 40%-threshold to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2008 and 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $38 million for John Faraci in 2008. This was contrasted to plant closings, layoffs and a smaller dividend for others less fortunate. The use of a single metric to determine certain executive incentive pay was not as effective as multiple metrics. Executives were repeatedly rewarded for meeting the same targets, known as "double-dipping." This was an inefficient use of company resources.

Our directors still had a $1 million gift donation program – independence concern. Seven directors received our withheld votes of 25% to 38%: Alberto Weisser, Steven Whisler, John Turner, John Townsend, John Faraci, Samir Gibara and William Walter. These dismal percentages pointed to shareholder discontent which may warrant additional examination.

Our directors also served on six boards rated "D" by The Corporate Library: Steven Whisler, Burlington Northern (BNI); John Turner, Peabody Energy (BTU); John Faraci, United Technologies (UTX); Samir Gibara, W&T Offshore (WTI); Stacey Mobley, Wilmington Trust (WL) and William Walter, FMC Corporation (FMC).

We had no shareholder right to cumulative voting, to act by written consent, an independent chairman or a lead director.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


DJF

DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ___________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1000 shares of International Paper Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/30/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-09 # of pages ▶
To Joseph Saab	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 901-214-1234	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323